April 5, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Amendment to Form 8-K

Filed February 24, 2012

File No. 000-30402

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of March 15, 2012, pertaining to the Company’s Form 8-K/A  (the “Filing”) filed February 24, 2012 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 15, 2012.

Form 8-K/A, filed February 24, 2012

Item 1.01

1.

We reissue comment one from our letter dated January 27, 2012. Please revise the disclosure to explain the reference to the cancellation of the 2.02 million shares issued and outstanding. Please clarify when this cancellation occurred, the terms of the cancellation and how this cancellation was affected. Clarify whether the shareholders entered into an agreement for the cancellation of their shares. If so, please file as an exhibit.

RESPONSE: Pursuant to the terms and conditions of that certain Share Exchange Agreement by and between Standard Capital Corporation (“Standard”), Singapore Volition Pte Limited, and the respective shareholders thereof, as filed on Form 8-K with the Commission on September 29, 2011, Standard was to effectuate a 0.6-for-1 reverse split of its then issued and outstanding shares of common stock, resulting in 1,212,000 shares of Standard’s common stock issued and outstanding following the reverse split.  However, Standard and its shareholders determined that in lieu of effectuating the reverse stock split, Standard shall cancel 40% of its then issued and outstanding common stock, resulting in 1,212,000 shares of Standard’s common stock issued and outstanding following the cancellation.  The cancellation occurred pursuant to that certain Agreement, Consent and Waiver dated September 27, 2011 entered into by and between Standard and its shareholders, a copy of which is filed as Exhibit 10.28.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Description of our Business, page 6

2.

We reissue comment eight from our letter dated January 27, 2012. We note statements on page 10 about the proposed pricing of your products and the estimated costs to manufacture. With a view to disclosure, please advise us how you developed these estimates.

RESPONSE:  We have revised the Filing on Page 10 to include the following language:

“The Company is currently planning the manufacture of its first RUO products and intends to commence sales in the second quarter of 2012. The research products will be 96 well semi-manual kits of the the NuQ-XTM test, NuQ-VTM and/or the NuQ-MTM tests for the simultaneous analysis of 48 blood samples, the usual format for research products (a 96 well kit can be used to analyze some 48 samples as samples are tested in duplicate).  The most expensive component in the manufacture of products will be the pairs of antibodies employed.  Initially, we anticipate that these will be purchased or licensed at a cost of $14 - $110 USD per kit (for the lowest and highest cost per pair we are currently using), but the Company has commenced development of its own antibodies which we believe will reduce costs to less than $10 USD per kit. Other production costs are expected to be less than $30 USD per kit as summarized in Table 1.  We expect total initial production costs to be around $50-$140 USD per kit and we anticipate a subsequent drop in the production price the first year to approximately $40 USD per kit, as the Company continues to develop its own antibodies.

The selling price will be in the region of $700 - $1,200 USD per kit. The NuQTM assay technology is proprietary to the Company so no direct competition exists.  However, some competitors manufacture simple generic modified histone ELISA kits which are the closest competitors currently on the market to the Company’s intended NuQ-MTM products. The generic products offered by competitors do not measure modified histones in intact nucleosomes but require chemical extraction of histones from samples prior to use. Currently, such products sell in the U.S. market for between $400 - $475 USD per kit (and even higher in Europe).  We intend to sell our NuQTM research kits at a higher market price because:

1.

All of the NuQTM products are protected by multiple patents giving the Company market exclusivity;

2.

NuQ-MTM kits are designed to detect modified histones in intact nucleosomes without any sample pre-extraction steps and are hence much easier to use; and

3.

The NuQ-VTM and NuQ-XTM tests are designed to detect histone variants and other nucleosome structures for which there are no current competitors that the Company is aware of.

The Company has purchased the components to manufacture 250 NuQ-XTM test kits internally at the Company’s laboratory in Belgium for beta-testing at a total cost of approximately $33,000 USD. A table of the components of the kits and approximate costs are summarized in Table 1 below. If beta-testing is successful, the Company will begin to sell the kits in the second quarter of 2012.  Other than the antibodies, all of the components of the kits such as the box, bottles, and wells, will be the same for each test.”

Components of NuQ-XTM test kits	Cost (USD $) Per Kit
Antibodies (solid phase & detection)	$107.94
Microtiter plate (96 wells)	$5.82
Enzyme Substrate (10 ml per kit)	$7.80
Detection enzyme conjugate	$0.37
Chemical components of STOP	$0.29
Chemical components of buffers	$1.31
Freeze drying costs	$1.01
Instructions	$1.31
Box & labels	$2.61
Bottles (3x 20ml & 2 x 5ml glass)	$3.17
Total	$131.63

Table 1 – Approximate component costs for each kit for the first 250 kits to be manufactured internally at the Company’s laboratory in Belgium.

3.

Please revise the disclosure on page 23 to clearly disclose the “certain conditions contained in the letter” agreement between Cronos and Innovations. Also, specify “the amount not exceeding that which is stipulated in the Secondary License.”

RESPONSE:  We have revised the Filing as follows:

Page 22:

“On September 4, 2006, Cronos and Innovations entered into a Letter Agreement (the “Extension Letter Agreement”), pursuant to which the parties confirmed their understanding that the shareholders of Cronos were proposing to exchange some or all of their shares in Cronos for shares in ValiRX and that ValiRX shall become the holding company of Cronos.  Contemporaneously with this exchange or immediately thereafter, the shareholders of ValiRX should then exchange their shares in ValiRX for ordinary shares in Azure Holdings Plc (“Azure”).  Pursuant to the Extension Letter Agreement, in consideration of the payment by Cronos to Innovations of £1.00 GBP, the parties agreed that upon the last to occur of the following events:

(i)

the exchange of all of Innovations’ shares in Cronos for shares in ValiRX;

(ii)

it being demonstrated to Innovations that Azure has a cash balance of at least £150,000;

(iii)

conclusion of the exchange of shares between Azure and ValiRX, such that ValiRX becomes the wholly owned subsidiary of Azure; and

(iv)

admission of all the ordinary shares of Azure to the AIM Market of the London Stock Exchange

the term of two licenses granted to Cronos, the GeneICE License granted to Cronos pursuant to a license agreement dated August 17, 2004 and the Gene Mapping License granted to Cronos pursuant to the above-referenced Patent License Agreement dated October 19, 2005, would be extended automatically until the patents have expired or been revoked.  Further, Innovations would waive any entitlement to be issued with such number of ordinary shares in the capital of Cronos to maintain its holding of 24.99% of the total shares of Cronos in issue at any time and to waive any entitlement to terminate either of the two licenses.  A copy of the Extension Letter Agreement was filed as Exhibit 10.03 to our Amended Current Report on Form 8-K/A filed with the SEC on January 11, 2012 and is incorporated herein by reference.”

Page 24:

“On March 16, 2010, ValiBio, Walloon and ValiRX entered into a Non-Exploitation and Third Party Patent License Agreement (the “Agreement”), pursuant to which ValiRX and ValiBio shall transfer exclusive exploitation rights to the “Detection of Histone Modification in Cell-Free Nucleosomes” patent to Walloon (or its nominee) in the event that ValiBio does not exploit the results of its research funded by the Grant by Walloon or ValiRX abandons the exclusive licence granted by that certain licence agreement dated October 3, 2007 (see Exhibit 10.04), per the terms set forth in the Agreement.  ValiBio originally acquired the exploitation rights from ValiRX per a license agreement dated January 18, 2008 (“Secondary Licence”) which was subsequently cancelled and replaced with that certain Licence Agreement dated November 2, 2010 (see Exhibit 10.12).  In the event that ValiBio does not exploit the results of the research, ValiRx shall grant the exploitation rights to Walloon (or its nominee) which shall pay to ValiRX: (a) 5% of the net sales value of all licensed products sold; (b) 10% of all fees received by for the provision of services; (c) 10% on sub-license-non royalty income received; (d) 15% of the cumulative royalty income received from sub-licensees where such cumulative royalty income over the term of the Agreement is less than or equal to €1,500,000 EUR; and (e) 10% of the cumulative royalty income received from sub-licensees where such cumulative royalty income over the term is in excess of €1,500,000 EUR. In the event that ValiRX abandons the exclusive licence, it shall transfer ownership of the exclusive licence to Walloon for no consideration.  A copy of the Agreement was filed as Exhibit 10.06 to our Amended Current Report on Form 8-K/A filed with the SEC on February 24, 2012 and is incorporated herein by reference.”

Financial Information, page 34

4.

We note your response to prior comment 14 from our letter dated January 27, 2012 and partially reissue. Please revise your Management’s Discussion and Analysis to address the material terms of the $1.1 million “due in respect of stock issuances,” clarify the approximate date(s) and number of shares you and clarify that you do not have a cash obligation with respect to this amount.

RESPONSE:  We have revised the Filing on Page 34 to include the following language:

“As of September 30, 2011, Singapore Volition had cash of $959,090 and prepaid expenses of $353,500, and other current assets of $98,452.  Singapore Volition had current liabilities of $1,511,480, including $1,110,000 due in respect of stock issuances to ValiRx Plc and Chroma related to the acquisition of ValiBio ($600,000) and the acquisition of further licenses and patent rights ($510,000) pursuant to the Share Purchase Agreement with ValiRx dated September 22, 2010, Supplementary Agreement dated June 9, 2011 and the Deed of Novation dated September 22, 2010.  This translates into a working capital surplus, excluding prepayments of $353,500 and $1,110,000 due in respect of stock issuances, of $656,062, which means that our cash reserves are only adequate to fund operations for a limited period of time. On December 6, 2011 the Company issued 510,811 shares of common stock to ValiRx and 14,189 shares of common stock to Chroma pursuant to the Share Purchase Agreement dated September 22, 2010, Supplementary Agreement dated June 9, 2011 and Deed of Novation dated September 22, 2010, at a price of approximately $2.11 per share, as settlement of the $1,110,000 due in respect of stock issuances to ValiRx and Chroma.  Accordingly, Singapore Volition no longer has any cash obligation or liabilities with respect to the $1,110,000.”

Security Ownership of Certain Beneficial Owners and Management, page 38

5.

Please revise the beneficial ownership table to include in Mr. Rootsaert’s ownership the shares beneficially owned through Concord International, as footnote 14 states he has voting and dispositive control.

RESPONSE:  We have revised the Filing on Page 39 as requested.

6.

We partially reissue comment 16 from our letter dated January 27, 2012. Please disclose the natural person(s) who have voting and dispositive control over the shares held by ValiRX PLC.

RESPONSE:  We have revised the Filing on Page 40 to include the following language:

“ValiRX PLC’s beneficial ownership includes 510,811 common shares.  ValiRX PLC is a public company listed on the London Stock Exchange (AIM). According to the AIM’s website, www.londonstockexchange.com/companies-and-advisors/aim/aim/aim.htm, as of January 31, 2012, there were 1,059,562,609 issued and outstanding common shares of ValiRX PLC.  Currently, there are no shareholders of ValiRX PLC who hold more than 5% of the total shares.  The Company has no knowledge of the identity of the controlling shareholders of ValiRX PLC that hold the voting and dispositive control over the shares as this information is unavailable to the public.  Further, the Company was unable to obtain a shareholders list.  ValiRX PLC has no control, either indirect or direct, of the Company.”

Item 6. Executive Compensation, page 49

7.

We partially reissue comment 18 from our letter dated January 27, 2012. We note the Service Agreement discussed in the related transactions section. Please include compensation received by Messrs. Faulkes and/or Reynolds from this agreement. Item 402 of Regulation S-K requires disclosure of all compensation, direct and indirect.

RESPONSE:  We have revised the Filing on Page 55 to include the following language:

“On August 10, 2011, Singapore Volition entered into a service agreement (the “Service Agreement”) with Volition Research Limited (“Research”), a 100% subsidiary of The Dill Faulkes Educational Trust, a registered UK charity (Charity No. 1070864).   Dr. Martin Faulkes (current Director of VolitionRx Limited) and Mr. Cameron Reynolds (current President, CEO and a Director of VolitionRx Limited) currently serve as directors of Research but do not receive any compensation in exchange for their directorship.  Further, neither Dr. Faulkes nor Mr. Reynolds receives any compensation whatsoever pursuant to the Service Agreement.  The Service Agreement provides for Research to perform services for Singapore Volition for a period of five years for $21,000 USD per year for an aggregate of $105,000 USD.  Such services require Research to liaison with various medical institutions to promote and raise the profile of Singapore Volition, build and develop long term relationships between UK and International cancer charities and Singapore Volition, and lobby government, health organization and other policy makers on behalf of Singapore Volition and promote the socially responsible ethos of Singapore Volition.”

8.

Please provide the footnote requested by Instruction 1 to Item 402(n)(2) of Regulation SK as it relates to the options granted to Dr. Morris. Similar disclosure should be provided for the options granted to Dr. Faulkes and Dr. Colman. See Item 402(r)(2)(iv) of Regulation S-K and prior comment 20. Lastly, revise the summary compensation table to state the principal position of each officer.

RESPONSE:  We have revised the Filing as requested.

Certain Relationships and Related Party Transactions, page 55

9.

We note the related party agreements discussed in this section. Please revise to disclose the amounts paid pursuant to such agreements for the time periods required by Item 404 of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 54 to include the requested information.

Exhibits

10.

We note the reference in Exhibit 10.08 to the disclosure letter and disclosure bundle.  Please file Exhibit 10.08 in its entirety.

RESPONSE:  Exhibit 10.08 was filed in its entirety as part of our Amended Current Report on Form 8-K/A filed with the SEC on February 24, 2012.  Exhibit 10.08 makes reference to a disclosure letter and disclosure bundle, however, neither are identified as exhibits or attachments to the Exhibit.

The disclosure letter refers to a letter from ValiRx PLC to Singapore Volition disclosing certain Warranties of ValiRx in addition to those set forth in Exhibit 10.08.  The disclosure bundle refers to a set of documents pertaining to the business of ValiBio SA since its inception including all constitutional documents, material contracts, minutes, accounts, and all other documents of ValiBio.  The disclosure bundle is an exceedingly large file of documents, several of which are written in French, that the Company believes is irrelevant to its business operations or the operations of Singapore Volition.  Further, the Company believes that filing the disclosure letter and/or disclosure bundle as part of our Amended Current Report on Form 8-K/A would provide no additional benefit or information relevant to investors of the Company and would be extremely cost-prohibitive, as the Company would have to pay fees for each additional document prepared in EDGAR format and filed with the SEC.  Alternatively, the Company will provide the SEC with a paper copy of the disclosure letter and disclosure bundle upon request.

Form 8-K/A, filed January 11, 2012

Exhibit 99.1

3. Acquisition of ValiBio SA, page 10

11.

We note your response to comment 23 in our letter dated January 27, 2012. In your revised filing please disclose that prior to its acquisition by Singapore Volition, ValiBio SA did not have any employees and held only one acquired patent right. Also disclose that ValiBio did not produce any revenue, had no significant operations and did not conduct any research and development activities.

RESPONSE:  We have revised Note 3 of Exhibit 99.01 to include the following language:

“Immediately prior to its acquisition by the Company, Valibio SA did not have any employees, was not producing any revenue, had no significant operations and was not conducting significant research and development activities. Its principal assets were two acquired patent rights in the fields of Nucleosomics and Hypergenomics.”

In connection with the Company’s responding to the comments set forth in the March 15, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title:  President and Chief Executive Officer